Exhibit 99.96

VOX ROYALTY CORP.

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

TO:

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

AND TO:	PricewaterhouseCoopers LLP (“PwC”) Ernst & Young LLP (“EY”)

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation hereby gives notice as follows:

1.	On March 9, 2022, by mutual agreement between the Corporation and PwC, PwC resigned as auditor of the Corporation.

2.	Effective March 9, 2022, EY was appointed as the new auditor of the Corporation.

3.	The resignation of PwC and the appointment of EY have been recommended by the audit committee of the Corporation and approved by the board of directors of the Corporation (the “Board”), and the contents and filing of this notice have been approved by the Board.

4.	There were no reservations or modified opinions contained in PwC’s interim reports on the Corporation’s financial statements during the period April 30, 2021 to the date hereof.

5.	In the opinion of the Board, there have been no “reportable events” as such term is defined in NI 51-102, between the Corporation and PwC.

Dated this 9th day of March, 2022.

VOX ROYALTY CORP.

Per:	(signed) “Pascal Attard”

	Name:	Pascal Attard
	Title:	Chief Financial Officer